EXHIBIT 99.1

Golar releases its 2024 Environmental, Social and Governance report

Golar LNG Limited is pleased to announce that it has issued its 2024 Environmental, Social and Governance (“ESG”) report. The report is attached and can also be found on our website.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
July 24, 2025
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  2024 ESG Report (https://ml-eu.globenewswire.com/Resource/Download/0fbbc8ff-493f-47da-97ee-a190fca75728)